Shareholder meeting

On May 26, 2005, the Annual Meeting of the Fund was held to elect four Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 9,255,974 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified (there was one nominee for election by the preferred shareholders), with the votes tabulated as follows:
                                                           WITHHELD
                                       FOR                 AUTHORITY
--------------------------------------------------------------------
James F. Carlin                        9,156,909           98,451

William H. Cunningham                  9,161,641           93,719

Richard P. Chapman, Jr.                9,152,239           103,121

James A. Shepherdson*                  9,166,928           88,432


The preferred shareholders elected Patti McGill Peterson to serve as the Fund's Trustee until her successor is duly elected and qualified, with the votes tabulated as follows: 614 FOR, 0 AGAINST, 0 WITHELD.

The common and preferred shareholders ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditor for the fiscal year ending December 31, 2005, with votes tabulated as follows: 9,139,366 FOR, 34,842 AGAINST and 81,766 ABSTAINING.

* Mr. James A. Shepherdson resigned effective July 15, 2005.